ROYCE FOCUS TRUST, INC.

ARTICLES SUPPLEMENTARY

          Royce Focus Trust, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

          FIRST: Under a power contained in Article IV of the charter of the Corporation (the "Charter"), the Board of Directors of the Corporation (the "Board of Directors"), by resolutions duly adopted, has classified and designated 5,000,000 authorized but unissued shares of 7.45% Cumulative Preferred Stock (as defined in the Charter) as shares (the "Shares") of Common Stock (as defined in the Charter), with the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of Common Stock generally set forth in the Charter.

          SECOND: The Shares have been classified and designated by the Board of Directors under the authority contained in the Charter.

          THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

          FOURTH: The undersigned Vice President acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Vice President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

          IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Vice President and attested to by its Secretary on this 30th day of December, 2003.

ATTEST:	ROYCE FOCUS TRUST, INC.

/s/ John E. Denneen	By: /s/ John D. Diederich
John E. Denneen Secretary	John D. Diederich Vice President